NEWS

FOR IMMEDIATE RELEASE

TSX STOCK SYMBOL: RUS

ALAIN BENEDETTI, F.C.A., APPOINTED DIRECTOR OF RUSSEL METALS INC.

TORONTO, CANADA -- March 2, 2006 -- Russel Metals Inc. is pleased to announce that Mr. Alain Benedetti has joined the Company's Board of Directors effective February 23, 2006, filling the vacancy created by the resignation of Mr. Pierre Brunet.  Mr. Benedetti has also been appointed Chair of the Audit Committee.

Mr. Anthony F. Griffiths, Chairman of the Board, commented, "Mr. Benedetti brings to the Company a breadth of financial knowledge and expertise, which will enhance the Board of Directors and the Audit Committee.  We are very pleased to have Mr. Benedetti join our Board."

Russel Metals is one of the largest metals distribution companies in North America.  It carries on business in three distribution segments: metals service centers, energy tubular products and steel distributors, under various names including Russel Metals, A.J. Forsyth, Acier Leroux, Acier Loubier, Acier Richler, Arrow Steel Processors, B&T Steel, Baldwin International, Comco Pipe and Supply, Fedmet Tubulars, Leroux Steel, McCabe Steel, Mégantic Métal, Métaux Russel, Milspec Industries, Pioneer Pipe, Russel Leroux, Russel Metals Williams Bahcall, Spartan Steel Products, Sunbelt Group, Triumph Tubular & Supply, Wirth Steel and York-Ennis.

For further information, contact:
Brian R. Hedges, C.A.
Executive Vice President
and Chief Financial Officer
Russel Metals Inc.
(905) 819-7401
E-mail: info@russelmetals.com
Website: www.russelmetals.com